Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2015 and 2014

Expressed in Canadian Dollars

(Unaudited)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at March 31, 2015 and December 31, 2014 (Unaudited)

	March 31,	December 31,
	2015	2014

Assets

Current assets:
Cash and cash equivalents	$18,694	$17,968
Trade and other receivables (note 3)	14,579	10,697
Income taxes recoverable	247	170
Inventories (note 4)	8,187	8,928
Other current assets	1,394	750
	43,101	38,513
Non-current assets:
Mineral properties, plant and equipment	26,830	29,770
Exploration and evaluation assets	3,260	3,081
Intangible assets	317	366
Deferred tax asset	168	71
	$73,676	$71,801

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$6,197	$5,606

Non-current liabilities:
Reclamation and remediation provision	2,935	3,378
Deferred tax liability	3,989	4,088
	13,121	13,072

Shareholders’ equity:
Share capital (note 5)	124,191	124,178
Reserves	8,523	10,298
Deficit	(72,159)	(75,747)
	60,555	58,729
	$73,676	$71,801

See accompanying notes to the condensed interim consolidated financial statements.

Nature of operations (note 1)

Commitments and contingencies (note 8)

Subsequent events (note 10)

Approved by the Board of Directors

“Robert W. Garnett”	“Jeffrey R. Mason”
Robert W. Garnett, Director	Jeffrey R. Mason, Director

1

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the three months ended March 31, 2015 and 2014 (Unaudited)

	For the three months ended March 31,
	2015	2014

Revenue	$20,250	$12,880
Cost of sales
Production costs	13,598	9,609
Amortization and depletion	6,000	3,634
Share-based payments	128	55
	19,726	13,298

Gross profit (loss)	524	(418)

General and administrative expenses
Administrative expenses	2,074	1,553
Amortization and depletion	63	83
Share-based payments	98	61
	2,235	1,697

Exploration and evaluation expenses
Exploration and evaluation, and development expenses	916	1,601
Share-based payments	57	16
Income (loss) before the undernoted	(2,684)	(3,732)

Finance and other income (expense)
Interest income	139	81
Finance costs	(21)	(38)
Foreign exchange gain	5,966	3,774
Other income (expense)	26	(661)
	6,110	3,156

Income (loss) before income taxes	3,426	(576)

Income tax (recovery) expense
Current	155	165
Deferred	(317)	(139)
	(162)	26
Net income (loss) for the period	$3,588	$(602)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	(2,054)	(432)
Change in fair value of available-for-sale financial assets (net of tax)	-	4
	(2,054)	(428)
Total comprehensive income (loss) for the period	$1,534	$(1,030)

Earnings (loss) per share (note 5(c))
Basic	$0.03	$(0.00)
Diluted	$0.03	$(0.00)

See accompanying notes to the condensed interim consolidated financial statements.

2

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2015 and 2014 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Income (deficit)	Total share- holders’ equity
Balance at January 1, 2014	138,420	$123,022	$12,598	$(3,851)	$(215)	$8,532	$(42,734)	$88,820
Share options exercised	509	431	(136)	-	-	(136)	-	295
Share-based payments	-	-	132	-	-	132	-	132
Comprehensive income (loss)	-	-	-	(432)	4	(428)	(602)	(1,030)
Balance at March 31, 2014	138,929	$123,453	$12,594	$(4,283)	$(211)	$8,100	$(43,336)	$88,217

Balance at January 1, 2015	139,562	$124,178	$13,056	$(2,537)	$(221)	$10,298	$(75,747)	$58,729
Share options exercised	12	13	(4)	-	-	(4)	-	9
Share-based payments	-	-	283	-	-	283	-	283
Comprehensive income (loss)	-	-	-	(2,054)	-	(2,054)	3,588	1,534
Balance at March 31, 2015	139,574	$124,191	$13,335	$(4,591)	$(221)	$8,523	$(72,159)	$60,555

See accompanying notes to the condensed interim consolidated financial statements.

3

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2015 and 2014 (Unaudited)

	Three months ended March 31,
	2015	2014

Cash flows from operating activities
Net income (loss) for the period	$3,588	$(602)
Items not involving cash:
Amortization and depletion	6,063	3,717
Unrealized foreign exchange gains	(4,816)	(3,075)
Income tax (recovery) expense	(162)	(139)
Accretion on reclamation and remediation provision	21	38
Share-based payments	283	132
Other (income) expense	(139)	661
Other non-cash items	-	(97)
	4,838	635

Interest received	49	62
Income taxes paid	(60)	(84)
Net cash from operating activities before changes in non-cash working capital	4,827	613

Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	(2,946)	3,880
Decrease (increase) in income taxes recoverable	(77)	166
Decrease (increase) in inventories	94	(425)
Increase in prepaid expenses, deposits and advances	(559)	(754)
Increase (decrease) in trade and other payables	459	(2,428)
Increase in current tax liability	46	168
Net cash from operating activities	1,844	1,220

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,325)	(2,165)
Advances under Cangold Loan (note 3(b))	(932)	-
Net cash used in investing activities	(2,257)	(2,165)

Cash flows from financing activities:
Proceeds from exercise of options	9	280
Net cash from financing activities	9	280

Effect of foreign currency translation on cash and cash equivalents	1,130	565

Increase (decrease) in cash and cash equivalents	726	(100)
Cash and cash equivalents, beginning of period	17,968	21,760
Cash and cash equivalents, end of period	$18,694	$21,660

See accompanying notes to the condensed interim consolidated financial statements.

4

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2015 and 2014 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and on the NYSE MKT and is incorporated and domiciled in Canada.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within the Americas. The Company wholly owns two producing mining operations: the Topia Mine and the Guanajuato Mine Complex (“GMC”). The GMC comprises the Company’s Guanajuato Mine and Cata processing plant, and the San Ignacio satellite mine. The Company also has two other mineral property interests in the exploration stage, El Horcon and Santa Rosa.

On February 26, 2015, the Company announced that it had entered into a binding letter agreement to acquire all of the outstanding shares of Cangold Limited (“Cangold”) by way of a statutory plan of arrangement. Cangold is a related party (with directors in common) and holds an option to acquire the Guadalupe de los Reyes gold-silver project in Mexico. The Company, Cangold and a Mexican subsidiary of Cangold also entered into a suite of loan documents (the “Cangold Loan”) whereby the Company will continue to provide technical, administrative and management services to Cangold, and discretionary credit advances in the maximum aggregate amount of $1,500 (note 3(b)).

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2014. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 5, 2015.

New accounting standards, interpretations and amendments not yet effective

IFRS 15 Revenue from Contracts with Customers

The Company intends to adopt IFRS 15 Revenue from Contracts with Customers in its financial statements for the annual period beginning on January 1, 2017. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 Financial instruments

IFRS 9 Financial Instruments is a new standard that will replace IAS 39, Financial Instruments: Recognition and Measurement, effective for annual periods beginning January 1, 2018. IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as derecognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 7 Financial instruments: Disclosure

Amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. Upon adoption, the amendments may impact the Company in respect of future sale or contribution of assets with its associates or joint ventures. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

5

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2015 and 2014 (Unaudited)

3.	Trade and other receivables

	March 31, 2015	December 31, 2014
Trade accounts receivable	$10,517	$8,074
Value added tax receivable (a)	2,992	2,416
Cangold Loan (b)	968	144
Other	102	129
	14,579	10,763
Allowance for doubtful amounts	-	(66)
	$14,579	$10,697

a)	The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

b)	The Cangold Loan (note 1) includes those amounts previously owing from Cangold (December 31, 2014 - $144) with regards to technical, administrative and management services historically provided. It also includes new credit advances made to Cangold subsequent to February 26, 2015. The Cangold Loan bears interest at 15% and is secured by a general security agreement, as well as a share pledge agreement. The Company is entitled to receive bonus common shares in Cangold equivalent to 20% of all cash advances (“Advances”) under the Cangold Loan, divided by the market price of Cangold’s common shares. Interest is receivable monthly while the outstanding principal amount will be receivable from Cangold within 45 days of the Company making such demand.

As at March 31, 2015, Great Panther had provided Advances in the amount of $932, issuing another $60 Advance to Cangold on April 7, 2015 (note 10). On March 26, 2015 and on April 20, 2015 Great Panther received, respectively, 2,897,680 and 1,060,000 bonus common shares in the capital of Cangold, equivalent to 20% of respective Advances of $727 (US$580) and $265 divided by the relevant Market Prices (as such term is defined in TSX-V policies). The Company is entitled to bonus common shares in the amount of 20% of any further Advances, divided by the Market Price, subject to approval by the TSX-V of the issuance of such bonus common shares.

The bonus shares received on March 26, 2015 have been recognized in marketable securities at fair value of $87 (December 31, 2014 - $Nil).

4.	Inventories

	March 31, 2015	December 31, 2014
Concentrate	$4,363	$5,615
Ore stockpile	649	461
Materials and supplies	3,080	2,760
Silver bullion	95	92
	$8,187	$8,928

The amount of inventory recognized as cost of sales for the three months ended March 31, 2015 and 2014 includes production costs and amortization and depletion directly attributable to the inventory production process.

The amount of write-down of inventories to net realizable value for the three-month period ended March 31, 2015 was $124 (2014 – a reversal of write-down of $3).

6

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2015 and 2014 (Unaudited)

5.	Share capital

(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued and fully paid:

Common shares: 139,573,707 (December 31, 2014 – 139,562,040)

Preferred shares: nil (December 31, 2014 – nil)

(c)	Earnings per share and diluted earnings per share:

	Three months ended March 31
	2015	2014
Earnings (loss) per share
Basic	$0.03	$(0.00)
Diluted	$0.03	$(0.00)

	Three months ended March 31
	2015	2014
Net income (loss) for the period	$3,588	$(602)

	Three months ended March 31
	2015	2014
Shares outstanding, beginning of period	139,562,040	138,419,715
Effect of share options exercised	8,037	293,783
Basic weighted average number of shares outstanding	139,570,077	138,713,498
Effect of dilutive share options	140,920	-
Diluted weighted average number of shares outstanding	139,710,997	138,713,498

For the three months ended March 31, 2015 there were nil (three months ended March 31, 2014 – 3,754,602) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented because the effect of including these shares would be anti-dilutive.

6.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables. The carrying values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at March 31, 2015. The embedded derivative in the trade account is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

There have been no transfers between fair value levels during the reporting period.

7

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2015 and 2014 (Unaudited)

6.	Fair value of financial instruments - continued

The following table summarizes the Company’s financial instruments as at March 31, 2015:

	Available-for-sale financial assets	Loans and receivables	Financial liabilities at amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$-	$18,694	$-	$18,694	n/a
Marketable securities	91	-	-	91	Level 1
Trade and other receivables	-	14,579	-	14,579	Level 2

Financial Liabilities
Trade and other payables	-	-	(6,197)	(6,197)	n/a

During the three months ended March 31, 2015, a mark-to-market gain of $Nil (three months ended March 31, 2014 – $4 gain) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals during the three months ended March 31, 2015.

At March 31, 2015, receivables of $Nil (December 31, 2014 - $66) were impaired and provided for.

7.	Related party transactions

	Three months ended March 31
	2015	2014
Consulting fees paid or accrued to Platoro Resource Corp.	$-	$125
Technical, administrative and management services provided to Cangold and its subsidiary	$(48)	$(23)

	March 31, 2015	December 31, 2014
Payable to Platoro Resource Corp.	$-	$(36)
Receivable from Cangold (Cangold Loan – note 3(b))	$968	$144
Receivable from Coboro Minerales de Mexico, S.A. de C.V. (“Coboro”)	$20	$17

The amounts owing to Platoro Resource Corp. were included in trade and other payables. Coboro is a wholly-owned subsidiary of Cangold. The amounts due from Cangold and from Coboro were included in trade and other receivables (note 3).

The above transactions occurred in the normal course of operations and are measured at fair value.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2015 and 2014 were as follows:

	Three months ended March 31
	2015	2014
Short-term benefits (includes salaries and benefits, consulting and management fees )	$420	$427
Directors fees paid or accrued	92	64
Termination benefits	48	-
Share-based payments	135	48
	$695	$539

Key management includes the Company’s Directors, the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Vice Presidents. The amounts owing to key management personnel were included in trade and other payables. The Company is committed to making severance payments amounting to approximately $1,645 to certain officers and management in the event that there is a change of control of the Company.

8

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2015 and 2014 (Unaudited)

8.	Commitments and contingencies

(a)	Commitments

As of March 31, 2015, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Operating lease payments	$323	$271	$40	$12
Drilling services	1,030	1,030	-	-
Equipment purchases with third party vendors	141	141	-	-
Total commitments	$1,494	$1,442	$40	$12

(b)	Contingencies

As at March 31, 2015, the Company had not fully secured mineral property titles (“concessions”) for approximately 1,222 of its 7,908 hectares related to the El Horcon Project. Three of the Company’s mineral property title claims were cancelled due to what the Company believes was an administrative error on the part of the government agency which manages mineral property titles in Mexico. The Company is in the process of having the concessions reinstated and has successfully reinstated two concessions. As it is believed that all three were cancelled due to the same error, the Company anticipates that the remaining concession may be reinstated in 2015. Neither the status of the mineral property claims, or the process to reinstate the claims has affected the Company’s exploration work to date as it has not involved the claims in question. As the Company expects to be successful in reinstating the remaining mineral property claim, no provision has been recorded against the carrying value of the El Horcon Project.

9.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, one exploration and one Corporate. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The GMC operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
Three months ended March 31, 2015
External mineral sales	$-	$4,102	$-	$16,148	$20,250
Intersegment revenue	16,148	-	-	-	16,148
Intersegment elimination	(16,148)	-	-	-	(16,148)
Income (loss) before income taxes	365	153	(139)	3,047	3,426
Net income (loss) for the year	310	112	(139)	3,305	3,588

March 31, 2015
Total assets	$19,722	$18,748	$3,260	$31,946	$73,676
Total liabilities	$5,627	$1,887	$-	$5,607	$13,121

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

9

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2015 and 2014 (Unaudited)

9.	Operating segments - continued

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
Three months ended March 31, 2014
External mineral sales	$-	$4,355	$-	$8,525	$12,880
Intersegment revenue	8,525	-	-	-	8,525
Intersegment elimination	(8,525)	-	-	-	(8,525)
Income (loss) before income taxes	(2,471)	297	-	1,598	(576)
Net income (loss) for the year	(2,536)	261	-	1,673	(602)

December 31, 2014
Total assets	$22,033	$18,346	$3,081	$28,341	$71,801
Total liabilities	$4,952	$2,584	$-	$5,536	$13,072

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

10.	Subsequent events

On April 7, 2015, Great Panther made an Advance of $60 to Cangold and on April 20, 2015, the Company received 1,060,000 bonus common shares in the capital of Cangold, equivalent to 20% of Advances in the amount of $265 (including the April 7, 2015 Advance), divided by the relevant Market Prices (note 3(b)). No further Advances have been made.

10